Exhibit 21.1
NorthStar Asset Management Group Inc.
List of Significant Subsidiaries

Entity Name	Formation Jurisdiction
NSAM LLC	Delaware
NSAM US LLC	Delaware
Platform Healthcare Investor T-II, LLC	Delaware
NorthStar Realty Securities LLC	Delaware
NorthStar Asset Management Group, Ltd	Jersey
NSAM J-NRF Ltd	Jersey
NSAM J-NSII Ltd	Jersey
NSAM J-NSHC Ltd	Jersey
NSAM J-NSI Ltd	Jersey
NorthStar Healthcare Income Advisor, LLC	Delaware
NS Real Estate Income Advisor LLC	Delaware